Filed Pursuant to Rule 424(b)(2)
Registration No. 333-182527

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 3, 2012)

General Electric Capital Corporation

$11,000,000,000

Variable Denomination Floating

Rate Demand Notes

GE Interest Plus

The GE Interest Plus Notes (the “Notes”) are designed to provide you with a convenient means of investing funds directly in General Electric Capital Corporation (“GE Capital”). The initial interest rate applicable to the Notes and all subsequent changes to the initial interest rate will be disclosed in pricing supplements filed with the Securities and Exchange Commission in accordance with Rule 424(b) under the Securities Act of 1933.

An investment in the Notes involves risks. You should carefully consider the following risk factors and the risks described under “Risk Factors” on page 1 of the accompanying prospectus, as well as the other information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any applicable pricing supplement.

•	We reserve the right to modify, withdraw, or cancel the offer made by this prospectus supplement, the accompanying prospectus and any applicable pricing supplement at any time.

•

The Notes are not equivalent to a deposit or other bank account and are not subject to the protection of the Federal Deposit Insurance Corporation or any other insurance. The Notes are not a brokerage account with GE Capital Markets, Inc. or any other broker-dealer and are not protected by the Securities Investor Protection Corporation under the Securities Investors Protection Act of 1970.

•

The Notes are not a money market fund, in which investors purchase an equity interest in a diversified fund consisting of investments in short term debt securities of many companies, and are not subject to the requirements of the Investment Company Act of 1940 (including diversification of investments) or the Employee Retirement Income Security Act of 1974, as amended.

•

All investments in the Notes are senior, unsecured obligations of GE Capital and are not obligations of or guaranteed by General Electric Company, the Agent Bank or any other company. It is possible to lose money if GE Capital becomes unable to pay its debts.

•

The floating interest rate on investments in the Notes may not provide a basis for comparison with other investments which use a different method of calculating a variable yield or which pay a fixed yield for a stated period of time. The all-in return may also vary between this and other investments based on the frequency of reinvestment of interest earned. See “The GE Interest Plus Notes — Interest” below for a detailed description of how interest is calculated and paid.

•	The Notes are not listed on any securities exchange and there is no secondary market for the Notes.

For information regarding the GE Interest Plus Notes, please call 1-800-433-4480 or access our website at www.geinterestplus.com.

Please read this prospectus supplement, the accompanying prospectus and any applicable pricing supplement hereto carefully and retain for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, the accompanying prospectus or any pricing supplement. Any representation to the contrary is a criminal offense.

The Notes may be offered through GE Capital Markets, Inc, a registered broker-dealer and wholly-owned subsidiary of GE Capital. GE Capital has designated GE Capital Markets, Inc to act as agent on behalf of GE Capital in offering the Notes in certain jurisdictions.

Prospectus Supplement dated July 3, 2012.

Prospectus Supplement

SUMMARY	S-3

THE GE INTEREST PLUS NOTES	S-5

PLAN OF DISTRIBUTION	S-9
Prospectus

RISK FACTORS	1

ABOUT THIS PROSPECTUS	3

WHERE YOU CAN GET MORE INFORMATION ON GE CAPITAL	3

FORWARD-LOOKING STATEMENTS	4

THE COMPANY	5

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	6

USE OF PROCEEDS	6

CERTAIN TERMS OF THE NOTES	6

PLAN OF DISTRIBUTION	9

LEGAL OPINION	10

EXPERTS	10

SUMMARY

Issuer	General Electric Capital Corporation

Principal Executive Offices

of GE Capital	901 Main Avenue, Norwalk, CT 06851-1168

(Telephone: (203) 840-6300)

Title	Variable Denomination Floating Rate Demand Notes

Amount	Up to $11,000,000,000 aggregate initial offering price

Agent Bank	The Huntington National Bank, or a successor agent thereto

Servicing Agent	Open Solutions, Inc., or a successor agent thereto

Investment Options	• Quick Invest — see page S-6

•	Auto Invest — see page S-6

•	Check Mailed to Agent Bank — see page S-7

•	Wire Transfer — see page S-7

•	Direct Investment of Your Payroll, Pension or Social Security Check — see page S-7

•	Payroll Deduction — see page S-7

Redemption Options	• Quick Redemption — see page S-8

•	By Check — see page S-8

•	Written Redemption — see page S-8

•	Wire Redemption — see page S-8

Status	The Notes are unsecured and rank equally and ratably with all other unsecured and unsubordinated indebtedness of GE Capital. GE Capital had outstanding indebtedness at March 31, 2012 of approximately $349.2 billion, excluding subordinated notes and debentures payable after one year.

Interest	The Notes pay a floating rate of interest. Interest rates vary by an investor’s principal amount of Notes or other factors as determined by the GE Interest Plus Committee. The initial interest rate applicable to the Notes and all subsequent changes to the initial interest rate will be disclosed in pricing supplements filed with the SEC.

Marketing Incentives	We may offer marketing incentives to certain investors who make initial investments in the Notes and/or who enroll in automatic investment payroll deduction programs. As of the date of this prospectus supplement, we are not offering any such incentives. Whether these or other incentives will be available at any time will be determined by the GE Interest Plus Committee in its sole discretion — see page S-6.

Principal	The principal amount of your Notes is equal to the total amount of your investments plus accrued and reinvested interest, less fees, if any, and your redemptions.

Fees	We may assess certain fees from time to time as determined by the GE Interest Plus Committee in its sole discretion, including, without limitation, for checks returned for insufficient funds, for paper copies of historical statements and tax forms, wire redemptions, stop payment requests, checks written for less than the $250 minimum, for redemption checks (initial and additional), and other services. We will disclose any new fees or changes to existing fees in future prospectus supplements filed with the SEC.

Redemption at Option of GE Capital	The Notes are redeemable by GE Capital at any time — see page S-9.

Form of Notes	The Notes are offered by prospectus only to persons whose registered addresses are in the United States. The Notes are in uncertificated form.

Taxation	Interest earned on the Notes is subject to taxation regardless of whether such interest is reinvested. Backup withholding and information reporting may apply to certain persons — see page 9 of the accompanying prospectus.

Trustee	The Bank of New York Mellon, as successor Trustee, under an Indenture dated as of January 25, 2001.

You should rely only on the information provided in this prospectus supplement, the accompanying prospectus and any applicable pricing supplement or incorporated by reference. We have authorized no one to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any applicable pricing supplement is accurate as of any date other than their respective dates.

References in this prospectus supplement to “GE Capital,” “GECC,” “we,” “us” and “our” are to General Electric Capital Corporation.

THE GE INTEREST PLUS NOTES

Interest

The Notes will have no stated maturity and will earn interest at floating rates, to be determined by the GE Interest Plus Committee. Rates vary by an investor’s principal amount of Notes or other factors as determined by the GE Interest Plus Committee. Interest on the Notes will accrue daily. The rate of interest paid for any period on the Notes is not an indication or representation of future rates. Accrued interest will be credited and automatically reinvested in additional Notes monthly and will begin to accrue interest on the first day following the date of such reinvestment.

Fees

We may assess certain fees from time to time as determined by the GE Interest Plus Committee in its sole discretion, including, without limitation, for checks returned for insufficient funds, for paper copies of historical statements and tax forms, wire redemptions, stop payment requests, checks written for less than the $250 minimum, for redemption checks (initial and additional), and other services. We will disclose any new fees or changes to existing fees in future prospectus supplements filed with the SEC. Any applicable fees will be directly debited from the aggregate principal amount of your Notes.

Investor Statements

You will receive regular statements (via mail or electronically) showing a summary of all of your transactions in the Notes, interest earned, the principal amount of Notes held by you at the open and close of the period, and other important information. Redemption checks on which payment has been made will not be returned to you, but the check number, date of payment and the amount of each check will be indicated on your statement. However, if you are registered for eService, you may view redemption check images online at the GE Interest Plus eService website.

Obligation to Review Investment Activity and Maintain Accurate Information On File With Us

You are responsible for promptly examining each monthly statement to determine the accuracy of all redemptions and investment activity that month. If your statement shows activity that you did not authorize, notify us at once. If you fail to promptly report an unauthorized redemption, you may not be able to recover any losses resulting from the redemption. In addition, you must promptly provide the Servicing Agent with notice of any change in your address. If your registered investment address is not kept up to date and mail is returned to us by the United States Post Office and we cannot locate you, we may be required after a specified time period to remit your investment as abandoned property as required by applicable state unclaimed property law. You may update your address through eService or in writing. Address change requests sent to us in writing must include your investment number and be signed by all owners of the investment.

Minimum Investment

The minimum investment is $500. If your total investment falls below $500, we have the right to redeem all of your investment. Before we redeem your investment we will give you at least 30 days prior written notice reminding you of the minimum and indicating a redemption date if you neglect to bring your total investment to the minimum level required within 30 days of the date of notice.

Marketing Incentives

We may from time to time offer marketing incentives to certain investors making an initial investment in the Notes, depending on the amount of the initial investment and/or enrollment in an automatic investment option or certain payroll deduction programs. These incentives have in the past, and may in the future, include offers to issue to initial investors an additional principal amount of Notes. As of the date of this prospectus supplement, we are not offering any such incentives. Whether these or other incentives will be available at any time will be determined by the GE Interest Plus Committee in its sole discretion and will be disclosed in pricing supplements filed with the SEC in accordance with Rule 424(b) under the Securities Act.

How to Invest

To invest in the Notes, you may apply online. You will be able to invest by transferring funds from a bank account you have successfully linked during the online application process. Cash, money orders, traveler’s checks, starter checks, cashier’s checks, credit card checks, foreign checks and third party checks are not acceptable. Currently, the minimum initial investment is $500. If the principal amount of your Notes falls below this minimum investment level, we reserve the right to redeem your Notes and return the proceeds to you, or deduct a monthly maintenance fee from the principal amount of your Notes.

After your initial investment in the Notes, you may invest in additional Notes at any time, without charge, by any of the following methods:

BY QUICK INVEST. If you are enrolled in the “Quick Invest” service, you may use the automated phone system at any time during regular business hours, or our online eService website at any time, to withdraw any amount of funds (minimum $25) from your pre-designated bank account and invest the funds in additional Notes through an electronic automated clearinghouse (ACH) transfer. To set up “Quick Invest,” you must have verified your ownership of the linked bank account by either providing us with a voided blank check, or by completing the bank account verification process online. Your investment will be made and interest will begin to accrue on the same day your money is transferred. Investments made by ACH cannot be redeemed until the later of three business days after the electronic transfer is first completed or when the electronic transfer clears.

BY AUTO INVEST (automatic monthly investment from a bank account). You may withdraw a fixed amount from your pre-designated bank account on a monthly basis through an ACH transfer (minimum $25) and use the funds to invest in additional Notes. To set up “Auto Invest,” you must have verified your ownership of the linked bank account by either providing us with a voided blank check or by completing the online bank account verification process. Your investment will be made and interest will begin to accrue on the same day your money is transferred. Investments made by ACH cannot be redeemed until the later of three business days after the electronic transfer is completed or when the electronic transfer clears.

BY CHECK MAILED TO AGENT BANK. Mail your investment check to: GE Interest Plus, P.O. Box 6293, Rantoul, IL 61866. Investment checks must be drawn on a bank located in the U.S. and be in U.S. dollars. Your investment will be made and interest will begin to accrue on the first business day that the Agent Bank’s processing unit receives your check provided that the check is received prior to 3:00 p.m. Eastern Time. Investments made by check cannot be redeemed until the later of seven business days after the check is first invested in the Notes or when the check clears.

BY WIRE TRANSFER. Wire funds to GE Interest Plus, The Huntington National Bank, Indianapolis, IN, ABA No. 274070442. Include your name and investment number in the wire instruction. Wires may only be originated from a bank located in the U.S., and must be payable in U.S. dollars. Your investment will be made and you will begin earning interest on the same business day the wire is received provided that the funds have been received by 2:30 p.m. Eastern Time. Investments made by wire transfer can be redeemed one business day after the date of credit.

BY DIRECT INVESTMENT OF YOUR PAYROLL, PENSION OR SOCIAL SECURITY CHECK. You may instruct your employer or the Social Security Administration, as appropriate, to invest your entire payroll, pension or social security check directly in the Notes. Your investment will begin to accrue interest on the day it is transferred for investment in the Notes. Investments made in this manner can be redeemed one business day after the date of credit.

BY PAYROLL DEDUCTION. General Electric Company, its subsidiaries, and certain other companies allow employees to have a fixed amount deducted from each paycheck (minimum $25) and invested in the Notes. Your investment will begin to accrue interest on the business day it is transferred for investment in the Notes. Investments made by payroll deduction can be redeemed one business day after the date of credit.

All investments must be made in U.S. dollars drawn on a U.S. bank located in the U.S. You may change or terminate your investments by payroll deduction or other automatic investment at any time.

For purposes of investments in the Notes, a “business day” is a day on which both the Agent Bank and the Federal Reserve Bank of Chicago are fully open for business.

How To Redeem

You may redeem any part of your Notes at any time as described below. Interest on redeemed investments will accrue to, but not including, the date of redemption. You may redeem all of your Notes only by use of the written redemption option described below. Checks will be mailed to you after you elect to receive checks when you log in to eService and return a completed signature card signed by all owners of the investment. You will only be allowed to use the GE Interest Plus checks we provide you to redeem from your investment.

QUICK REDEMPTION. If you are enrolled in the “Quick Redemption” service, you may instruct the Servicing Agent, through the automated telephone line or through our eService website, to redeem your GE Interest Plus Notes (minimum of $25, maximum of $50,000 per redemption) and have the proceeds transferred to your pre-designated bank account through an ACH transfer. To use this option you must have verified your ownership of the linked bank account by either providing us with a voided blank check (if you previously applied by mail) or by completing the online bank account verification process. After you enter your Quick Redemption transaction into our automated phone system or eService website, you will be provided with the date that the redemption proceeds will be transferred. Interest will accrue on your Notes to, but not including, the business day on which the redemption proceeds are transferred.

REDEMPTION BY CHECK. You may make redemption checks payable in the amount of $250 or more. If the amount of the redemption check is less than $250, the check will be honored, but a fee will be debited from the principal amount of your Notes by the Agent Bank. If the amount of the redemption check is greater than the principal amount of your Notes, the check will not be honored and we will deduct from the principal amount of your Notes a returned check fee, in an amount periodically determined by the GE Interest Plus Committee. Generally, your redemption will be made on the day the Agent Bank’s processing unit receives your redemption check for payment. Even if your Notes are held jointly with someone else, only one signature will be required on a redemption check. The check redemption feature does not create a deposit or a banking relationship with the Agent Bank, GE Capital or General Electric Company.

WRITTEN REDEMPTION. You may redeem any part of or all of your Notes by written request, including the signatures of all registered owners (including joint owners) of the Notes. A check, payable to the registered owners, for the requested amount (or in an amount equal to the principal amount of your Notes if you are redeeming all of your Notes) will be mailed to the registered noteholder’s address.

WIRE REDEMPTION. You can redeem any part of your Notes, subject to a $2,500 minimum, by wire transfer if you have pre-authorized the wire redemption option. Wire redemption proceeds can only be wired to the U.S. bank account you have designated on your Wire Redemption enrollment form. To establish this designation, you must send in the form signed by all registered owners of the Notes, with all signatures notarized and a copy of each investor’s identification attached. Funds will be wired on the same business day as the receipt of your wire redemption request, provided that your request is received by the Agent Bank by 12:00 noon Eastern Time. Wire redemption requests received after 12:00 noon Eastern Time on any business day will be processed on the next business day. If your designated bank is not a member of the Federal Reserve system, there may be a delay in wiring funds. Each wire transfer will incur a processing charge of $15 from the Agent Bank, and may also incur an additional charge from your bank or financial institution. The Agent Bank’s records of the wire instructions are binding.

Optional Redemption by GE Capital

We may redeem, at any time at our option, all or any part of the Notes. Any partial redemption of Notes will be effected by lot, or pro rata, or by any other method that is deemed fair and appropriate by the trustee for the Notes, except that we may redeem all of the Notes not meeting guidelines established from time to time by the GE Interest Plus Committee. We will give at least 30 days prior written notice to you if we decide to redeem your Notes. The Notes (or portion thereof) being so redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption, will be paid by check to the registered holder of the Notes, less any tax withholding, if applicable. Interest on the redeemed amount shall cease to accrue on and after the effective date of redemption.

PLAN OF DISTRIBUTION

The Notes are offered in the United States only, on a continuing basis by GE Capital. GE Capital has designated GE Capital Markets, Inc., a broker-dealer registered with the SEC and wholly-owned subsidiary of GE Capital, to act as agent on behalf of GE Capital in offering the Notes in certain jurisdictions. No commissions will be paid to such agent for any sales of the Notes. We will pay the agent’s expenses incurred in connection with the offering of the Notes. GE Capital Markets, Inc. may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that they may be required to make in connection with such indemnification. We also may from time to time designate other agents through whom Notes may be offered.

The Notes are being offered only to persons whose registered addresses are in the United States. If at any time your registered address is outside of the United States, we may redeem all of your Notes. See above “The GE Interest Plus Notes — Optional Redemption By GE Capital.” We reserve the right to withdraw, cancel or modify the offer to sell Notes at any time. We have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole or in part.

You should rely only on the information contained in this document or that we have otherwise referred you to. We have not authorized anyone else to provide you with information that is different. We are not making an offer of these Notes in any state where the offer is not permitted. The information in this document is current only as of the date of this document, regardless of the time of delivery of this document or any sale of the Notes.

For Additional Information Concerning

GE Interest Plus, write to:

GE Interest Plus

P.O. Box 6293

Rantoul, IL 61866

For Current Rates and Other Information:

Call 1-800-433-4480 or visit us at

www.geinterestplus.com

GE Interest Plus®

General Electric Capital Corporation

$11,000,000,000

Variable Denomination Floating Rate Notes

Prospectus Supplement July 3, 2012